

July 8, 2015

<u>Via E-mail</u>
Petros Pappas
Chief Executive Officer
Star Bulk Carriers Corp.
40 Agiou Konstantinou Street
Maroussi 15124
Athens
Greece

      Re: **Star Bulk Carriers Corp.**
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Filed April 8, 2015
              File No. 1-33869

Dear Mr. Pappas:

      We refer you to our comment letter dated June 22, 2015 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Anne Parker
         Assistant Director
         Division of Corporation Finance